Mail Stop 3561

June 5, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-159298**
> **Filed May 15, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide the missing information to comply with Instruction 7 of Form S-3 regarding I.B.6.

Exhibits, page 39

2. Please file the trust indenture agreement for your debt securities as an exhibit with your next amendment.

Form 10-K for the fiscal year ended December 31, 2008Filed on March 27, 2009

Item 9A. Controls and Procedures, page 27

3.   We note that you have a pending Form S-3 (File no. 333-156908) filed on May 4, 2009, originally filed as an S-1 on January 23, 2009. We issued a comment letter on the Form S-3/A (File no. 333-156908) on May 28, 2009 to address your Controls and Procedures disclosure in your Form 10-K filed on March 27, 2009. We issued the following comments on that filing:

     A.   We note that your Management's Annual Report on Internal Control over Financial Reporting concludes that your system of internal control over financial reporting was ineffective as of December 31, 2008. Throughout both your Management's Annual Report on Internal Control over Financial Reporting and Management's Evaluation of Disclosure Controls and Procedures, you refer to deficiencies related to your "internal control procedures" or your "system of internal controls." Please clarify what you are referring to when you reference these terms.

     B.   Please provide a more detailed description of your remediation efforts to address your material weaknesses related to your internal controls over financial reporting. Your revised disclosure should also include clear disclosure of the current status of these efforts. We note that your current disclosure appears to indicate that certain steps have already been completed and others are prospective in nature.

     C.   Please advise us why you believe your disclosure controls and procedures are effective given that your internal control over financial reporting is ineffective.

4.   We note that you filed a response letter on June 2, 2009 for your File no. 333-156908 Form S-3/A to address the Controls and Procedures listed above in Comment three. We specifically note your response to comment 3A (comment 7 in our May 28, 2009 letter). We do not understand your response given the disclosure in your Form 10-K. We reissue our prior comment.

5.   We note your response to comment 3B (comment 8 in our May 28, 2009 letter). Please incorporate your response to comment 3B in an amendment to the Form 10-K or tell us why you believe an amendment is not necessary.

6.   We note your response to comment 3C (comment 9 in our May 28, 2009), please provide us in greater detail the basis for your belief that your disclosure controls and procedures are effective in light of your conclusion that your internal controls over financial reporting are not effective. Please clearly indicate why your

material weaknesses related to your internal control over financial reporting would not materially affect your disclosure controls and procedures. We may have further comment.

Form S-3/A (File no. 333-156908) Filed on May 4, 200

7.   Please resolve the staff's outstanding comments for your Form S-3/A (File no. 333-156908) prior to requesting acceleration for the Form S-3 filed on May 15, 2009 (File no. 333-159298).

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Marcelle S. Balcombe, Esq.
        Fax: (212) 930-9725